

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Johnny Forzani
President
Forza Innovations Inc
406 9th Avenue, Suite 210
San Diego, CA 92101

> **Re: Forza Innovations Inc**
> **Registration Statement on Form S-1**
> **Filed April 20, 2022**
> **File No. 333-264381**

Dear Mr. Forzani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing